Exhibit 23.5

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS

We hereby consent to the inclusion of our report of proved reserves, as of December 31, 2011, to the Pacific Coast Energy Company LP interest in the Underlying Properties and our report of proved reserves, as of December 31, 2011, to the proposed net profits interests to be conveyed to Pacific Coast Oil Trust and the inclusion of such reports as an annex to the prospectus included in the Amendment No. 4 to the Registration Statement on Form S-1 of Pacific Coast Energy Company LP and Pacific Coast Oil Trust, to be filed on or about April 5, 2012, (the “Registration Statement”). We also consent to references to Netherland, Sewell & Associates, Inc. in the Registration Statement, including under the heading “Experts.”

NETHERLAND, SEWELL & ASSOCIATES, INC.

By:	/s/ J. Carter Henson, Jr. P.E.
J. Carter Henson, Jr. P.E. Senior Vice President

Houston, Texas

April 5, 2012